UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TERNUS Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> August 8, 2023

Physical Address of Issuer:

6230 Fairview Rd., Suite 230, Charlotte, NC 28210, United States

Website of Issuer:

www.ternus.com

Is there a Co-Issuer? __X__ *Yes* ___ *No*

Name of Co-Issuer:

TERNUS CF Investors SPV, LLC

Legal status of Co-Issuer:

> *Form:*

> Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 9, 2025

Physical Address of Co-Issuer:

6230 Fairview Rd., Suite 230, Charlotte, NC 28210, United States

Website of Co-Issuer:

None

Current Number of Employees:

54

	Period and year-ended December 31, 2025*	Period and year-ended December 31, 2024*
Total Assets	$22,976,490	$0
Cash & Cash Equivalents	$0	$0
Accounts/Loan Receivable	$19,358,523	$0
Current Liabilities	$25,549,395	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$2,031,045	$0
Cost of Goods Sold	$559,325	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(5,932,404)	$0

*Reflects the financial results for the Crowdfunding Issuer, TERNUS Inc. and its affiliates and subsidiaries. Exhibit B, attached hereto and made a part hereof, includes the 2025 self-certified financials for the Crowdfunding Issuer

TABLE OF CONTENTS

June 8, 2026

TERNUS INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by TERNUS Inc. ("**TERNUS**," the "**Company,**" "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through TERNUS CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.ternus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 8, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

TERNUS Inc.
(Issuer)

By: /s/Timothy Gerald Herriage
(Signature)

Timothy Gerald Herriage
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Gerald Herriage
(Signature)

Timothy Gerald Herriage
(Name)

Director
(Title)

June 8, 2026
(Date)

/s/ Jennifer Herriage
(Signature)

Jennifer Herriage
(Name)

Director
(Title)

June 8, 2026
(Date)

/s/ Bill Rauen
(Signature)

Bill Rauen
(Name)

Director
(Title)

June 8, 2026
(Date)

/s/ Thomas Cockburn
(Signature)

Thomas Cockburn
(Name)

Director
(Title)

June 8, 2026
(Date)

/s/ Ronald Cedillo
(Signature)

Ronald Cedillo
(Name)

Director
(Title)

June 8, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
June 8, 2026

TERNUS INC.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

TERNUS Inc. (the "**Company**") provides loans for real estate investors in multiple states. Ternus is a business purpose commercial lender offering mortgages on residential properties.

The Company was formed as a corporation in Delaware on August 8, 2023, and is headquartered in Dallas, Texas. The Company is transitioning its operations to Charlotte, North Carolina. The Company sells its products through the internet throughout the United States.

The Company conducts its loan origination business through its wholly-owned operating subsidiary, Ternus Lending, LLC, a Delaware limited liability company, formed on January 4, 2024. On February 14, 2025, in connection with a reorganization of the Company, the equity of Ternus Lending, LLC was transferred to the Company from the Company's sole shareholder.

The Company also has the following wholly-owned subsidiaries: (i) Ternus Fund Management, LLC, a Delaware corporation formed on April 21, 2025, which serves as General Partner of Ternus Cashflow Fund, LP; and (ii) Ternus Servicing, LLC, a Delaware corporation formed on March 21, 2025, which is a loan servicer for the loans originated or owned by Ternus, Inc. and its associated entities. The Company also owns 70% of Ternus Technology, LLC, a Delaware corporation formed on August 6, 2025, which was formed to attract investment capital into the business with the idea of furthering the Company's technology development.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.ternus.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is owned by one shareholder and it exercises voting control.

One shareholder, NextTern Capital, LLC ("**NextTern**"), for which the Company's Chief Executive Officer and Founder, Tim Herriage, is a member and sole Manager, beneficially owns all of the Class A Common Stock of the Company, which hold all of the Company's voting rights. Subject to any fiduciary duties owed to other stockholders under Delaware law, NextTern will be able to exercise complete influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have control over the Company's management and policies. NextTern may have interests that are different from yours. For example, NextTern may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, NextTern could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from other internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding clients to our loan origination platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We operate a loan origination platform that provides capital for residential, non-owner-occupied properties. The amount of clients that use our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active clients of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company is subject to the rules and regulations of the National Multi-State Licensing System as applicable on a state-by-state basis. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

We currently do not have any employees but expect to hire employees in the near future. At such time, various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Ternus Inc. is a business-purpose real estate lending platform designed for investors, by investors, providing speed, transparency, and dependability in real estate financing. We are dedicated to helping small businesses create affordable housing and build lasting legacies for their families. Our mission is to redefine real estate investment lending by offering flexible and efficient loan products tailored to the needs of property investors.

Through its wholly-owned subsidiary, Ternus Lending, LLC, the Company operates with a unified vision of providing innovative, flexible real estate financing solutions that empower real estate investors to succeed. Ternus Lending serves as the operating entity for loan origination, while the Company functions as the primary equity-raising entity and holding company.

The Company also has the following wholly-owned subsidiaries: (i) Ternus Fund Management, LLC, a Delaware corporation formed on April 21, 2025, which serves as General Partner of Ternus Cashflow Fund, LP; and (ii) Ternus Servicing, LLC, a Delaware corporation formed on March 21, 2025, which is a loan servicer for the loans originated or owned by Ternus, Inc. and its associated entities. The Company also owns 70% of Ternus Technology, LLC, a Delaware corporation formed on August 6, 2025, which was formed to attract investment capital into the business with the idea of furthering the Company's technology development.

Ternus recently launched Ternus Via, a proprietary AI-enabled loan-origination platform built on Salesforce Financial Services Cloud. The first loan was closed on February 5, 2026.

Business Plan

The Company provides capital for residential, non-owner-occupied properties, focusing on empowering small business owners and real estate investors. Our loan programs are designed to promote community development and long-term wealth creation through accessible and responsible lending practices.

The Company generates revenue through loan origination fees, interest income, servicing revenue, and secondary market sales. Our streamlined lending process allows real estate investors to close deals efficiently, ensuring repeat business and long-term customer retention.

With a focus on 100% financing solutions and expedited closings, the Company is uniquely positioned to capitalize on the growing demand for alternative financing. The Company currently operates in 30 states for DSCR loans and offers 100% financing in Texas, Arkansas, Missouri, Oklahoma, Georgia, Tennessee, North Carolina, Ohio, Nebraska, and Alabama.

In 2025, the Company and its affiliates closed 270 loans for $46.5M.

The Company plans to significantly expand its business by funding loans prior to their sale, thereby providing greater liquidity and boosting interest income through increased loan volume. Any capital we raise in the future will allow us to expand our loan volumes, enhance our technology and increase sales and marketing activities, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Transactional Lending	Short-term (1-2 day) funding for rapid acquisitions.	Primarily individual "mom and pop" real estate investors operating small businesses and focusing on affordable, quality housing
Wholetail Loans	Bridge financing for investors repositioning properties requiring minimal renovation before resale.	
Fix and Flip Loans	Short-term loans for purchasing and renovating investment properties.	

Debt Service Coverage Ratio (DSCR) Loans	Long-term rental financing available in 30 states.				
100 Percent Financing Program	Available in Texas Arkansas, Missouri, Tennessee, Georgia, Alabama, North Carolina, Ohio and Oklahoma				
Ternus Via	Proprietary AI-enabled loan-origination platform built on Salesforce Financial Services Cloud				

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's competitors include traditional banks, hard money lenders and online lenders. The markets in which the Company competes are fragmented with no single lender controlling over 10% market share. The Company believes its advantage over its competitors are speed, transparency, investor-friendly underwriting and innovative loan products.

Customer Base

The primary customers are individual "mom and pop" real estate investors operating small businesses and focusing on affordable, quality housing.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98568317	"TERNUS"	Service Mark	May 24, 2024	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to the rules and regulations of the National Multi-State Licensing System as applicable on a state-by-state basis. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tim Herriage	CEO, Founder and Director	CEO, Founder, and Director of TERNUS, Inc., 2023 – Present; President of Ternus Lending, LLC, 2024 - Present Responsible for strategic growth, loan products, business development and general CEO responsibilities. Executive Director at RCN Capital/Senior Corporate Advisor at RCN Capital, 2021 - 2023 Responsible for corporate strategy and retail loan development.	Graduated High School; United States Marine
Jennifer Herriage	President and Director	President of TERNUS, Inc., 2023 – Present Responsible for corporate oversight and strategic planning. Real Estate Broker at Keller Williams, 2015 - Present Responsible for real estate investing.	University of Texas at Austin, B.A. in Sociology/ Psychology, 1992
Laci Overstreet	Chief Operating Officer	Chief Operating Officer of TERNUS, Inc., 2026 – Present; Vice President of Operations & Head of Credit of Ternus Lending, LLC, 2024 – 2026 Responsible for overseeing operations. SVP of Operations, Real Genius, 2015-2022 Responsible for operations oversight, loan production and quality.	Graduated High School
Bryan Partridge	Chief Revenue Officer	Chief Revenue Officer of TERNUS, Inc., 2026 – Present; Vice President of Origination of Ternus Lending, LLC, 2024 – 2026 Responsible for revenue generation.	University of Central Florida, College of Health Professions & Sciences: Health Services Administration coursework: 1993-

		Vice President of Sales – Real Genius, LLC, 2016 - 2023 Responsible for leading national sales team of loan officers and sales managers.	1997
Robert Greenberg	Chief Strategy Officer	Chief Strategy Officer of TERNUS, Inc., 2026 – Present; Executive Vice President of Strategy of Ternus Lending, LLC, 2024 – 2026 Responsible for marketing and strategy for Company growth. Director of Lender Finance at Lima One, 2023 - 2024 Responsible for developing a new third-party origination channel providing capital from its parent, MFA Financial, to established private money lenders nationwide. Chief of Marketing and Technology Officer at Patch Lending, 2016 - 2023 Responsible for overseeing the company's loan origination, branding, lead generation efforts, in addition to the company's sales and marketing automation.	University of Texas at Austin, B.S. in Advertising, 1983
Bill Rauen	Director	Director of TERNUS Inc., 2025 – Present Responsible for Board oversight.	Iowa State University, Bachelor of Science in Dairy Science with a minor in Agronomy, 2004
Thomas Cockburn	Director	Director of TERNUS Inc., 2025 – Present Responsible for Board oversight.	Graduated High School
Ronald Cedillo	Director	Director of TERNUS Inc., 2026 – Present Responsible for Board oversight. Home Buyers Realty, 2004 – Present Providing service in the field of residential real estate for clients looking to purchase or sell homes.	University of Phoenix, B.S., Business Administration, 2001

Biographical Information

Tim Herriage: Tim is the Founder and CEO of the Company and the Founder and President of the TERNUS Lending LLC. He is a distinguished figure in real estate financing dedicated to reshaping the landscape of real estate investments and currently leads the Company as its visionary founder. Prior to his tenure at the Company, Tim made significant strides in the industry as the Co-Founder and Managing Director of Blackstone's B2R Finance, which successfully went public as Finance of America. He also served as the Executive Director at RCN Capital, where he played a crucial role in expanding its financial services. Tim's leadership style is deeply influenced by his background as a U.S. Marine Corps Intelligence Analyst, where he honed skills in strategic analysis and disciplined decision-making. These qualities have been integral to his professional approach, allowing him to navigate complex transactions and foster growth. Aside from his professional endeavors, Tim is a dedicated family man who resides in Rockwall, Texas with his wife and two sons. His personal interests include traveling, enjoying sports, and of course, engaging in real estate ventures. Tim also shares his insights and experiences through his "Real Investing" podcast, aiming to educate and empower a new generation of investors. His commitment to innovation and community empowerment continues to make a lasting impact on the real estate industry.

Jennifer Herriage: Jennifer serves as the President and Director of the Company. As President, Jennifer oversees high-level operational initiatives, ensuring alignment with the Company's mission, financial goals, and long-term growth strategy. She collaborates with the executive leadership team to drive business development, optimize internal processes, and enhance investor relations. In her capacity as Board Liaison, Jennifer facilitates communication between the board and executive leadership, ensuring transparency, alignment, and informed decision-making. She plays an active role in board governance, helping to structure and implement policies that support the Company's continued expansion and operational efficiency. Her leadership fosters a culture of accountability and innovation, reinforcing the Company's commitment to delivering best-in-class lending solutions for real estate investors.

Laci Overstreet: Laci is the Chief Operating Officer of the Company. From 2024 to 2026, Laci was the Vice President of Operations & Head of Credit of Ternus Lending LLC. She has over 25 years in the lending industry, is a powerhouse of productivity and expertise, and is celebrated for her unwavering commitment to her work and to those around her. Her career is distinguished not only by individual achievements but also by her dedication to fostering team growth, cultivating a culture of excellence, and driving organizational success. Known for her balance of customer service excellence, exceptional communication skills, and a profound understanding of industry complexities, Laci is a highly valued leader in her field. Laci's impact goes beyond operational insight; her leadership is grounded in ethical practices and servant leadership, making her instrumental in advancing operational efficiencies and setting high standards in credit management. Her dedication to building strong relationships and supporting others to achieve their fullest potential has earned her respect from colleagues and partners alike. In every role, Laci combines strategic vision with hands-on leadership, embodying a commitment to excellence that makes her an invaluable asset to any team she guides. Residing in Charlotte, she remains dedicated to driving growth, fostering success, and leading with integrity.

Bryan Partridge: Bryan is the Chief Revenue Officer of the Company. From 2024 to 2026, Bryan was the Vice President of Origination of TERNUS Lending LLC. He has over 25 years of distinguished expertise in sales and management within the real estate lending landscape. He has been recognized as an innovative leader across both residential and commercial lending sectors. His career has been defined by pioneering initiatives and transformative projects, including his impactful tenure at Blackstone's B2R Finance. At B2R, Bryan was an instrumental partner in developing the industry's first 30-year DSCR lending product, as well as in the historic 2015 multi-borrower, single-family rental securitization, which earned the CMBS Deal of the Year. Today, as a driving force behind the Company, Bryan is focused on building a premier lending organization that anticipates and responds to the unique needs of residential real estate investors. Guided by Ternus's commitment to speed, transparency, and dependability, Bryan is dedicated to reshaping the investment property lending space by "lending the way investors buy." With a primary mission to simplify borrowing and elevate the customer experience, Ternus is bridging the gap in an industry primed for meaningful change. Throughout his career, Bryan has held a steadfast belief that lending should be straightforward, with a clear focus on the customer's best interests. Driven by a genuine desire to continually anticipate and understand his customer's needs, Bryan strives to ensure that every aspect of the lending process aligns with the unique goals of each customer. His commitment to listening, adapting, and innovating is central to his approach, as he believes the most successful solutions are built by putting the customer's perspective and best interest at the heart of every decision. Outside his professional endeavors, Bryan enjoys quality time with his wife and two children in Cornelius, North Carolina, on Lake Norman. A passionate traveler, sports enthusiast, and avid outdoorsman, he finds joy in boating, camping, mountain biking, and exploring the scenic Western North Carolina mountains.

Robert Greenberg: Robert is the Chief Strategy Officer of the Company. From 2024 to 2026, Robert was the Executive Vice President of Strategy of TERNUS Lending LLC. He is a seasoned marketing and advertising veteran who has held executive-level roles in private lending for the past decade. A data-driven, strategic marketer with B2B and consumer marketing experience, Robert has a passion and proven track record of integrating new technologies to deliver strategic and innovative marketing solutions to help build brands. Prior to joining the Company, Robert was at Lima One, one of the nation's leading private money lenders, where he was responsible for developing a new third-party origination channel providing capital from its parent, MFA Financial, to established private money lenders nationwide. Prior to Lima One, Robert was in an executive role Patch Lending, where was responsible for overseeing the company's loan origination, branding, lead generation efforts, in addition to the company's sales and marketing automation. He led the development and implementation of a proprietary Customer Relationship Management (CRM) and Loan Origination Software (LOS) platform that helped to deliver sales management and operational efficiencies, as well as an enhanced customer experience for its borrowers and partners.

Robert is also an alumni of the legendary Blackstone backed start-up, B2R Finance, where he helped create a technology-enhanced lending platform responsible for originating more than $1.8B of real estate investor loans that led to the industry's first-ever multi-borrower single-family rental securitization. Robert has been married to his first wife, Cindy, for over 38 years. Interests include cycling, travel, backpacking, live music, and most bottled beverages. Robert enjoys games of skill but generally relies on luck. His best luck of all is that his two adult sons are both employed and actually enjoy spending time with him. Robert received a B.S. in Advertising from the University of Texas in Austin.

Bill Rauen: Bill serves as Director of the Company. He is an entrepreneur and investor focusing on triple net lease (NNN) properties across the Midwest. Bill also owns elite registered Holstein dairy cattle and brings a unique combination of agricultural and real estate expertise to the Company.

Thomas Cockburn: Tom serves as Director of the Company. He is an accomplished real estate developer and investor based in Yuma, Arizona. Tom's real estate portfolio includes nearly 1,000 units, spanning single-family homes, multifamily properties, commercial spaces, RV rentals, and self-storage units. He has led over $100 million in real estate transactions and specializes in development and acquisitions.

Ronald Cedillo: Ron serves as a Director of the Company. He has spent nearly three decades on both sides of the table — as a real estate investor and as a lender to other investors. He has founded and operated multiple companies across real estate, mortgage origination, and property management, the same for-investor-by-investor model that Ternus is built on. His perspective on the Board is the perspective Ternus was built to serve: the seasoned operator who treats capital as a tool, not a transaction. Ron brings a practitioner's view of how lending products perform in the field, an active national network of investors and brokers, and the steady judgment of someone who has built and sold businesses through multiple cycles. In his own words, he enjoys "the sport of business." Ron continues to operate as Broker/Owner of Home Buyers Realty in California.

Employees

The Company has 54 employees. The Company also utilizes independent contractors and advisors.


CO-ISSUER


TERNUS CF Investors SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 6230 Fairview Rd., Suite 230, Charlotte, NC 28210, United States

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our A&R COI. For a complete description of our equity interests, you should refer to our A&R COI, and to the applicable provisions of Delaware law.

On February 24, 2025, the Company amended its Certificate of Incorporation to modify its authorized capital stock from the prior 10,000,000 shares. As a result, the total number of shares that the Company is authorized to issue is 100,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), consisting of (i) 60,000,000 shares designated as Class A Common Stock (the "**Class A Common Stock**") with a par value of $0.00001 per share, and (ii) 40,000,000 shares designated as Class B Common Stock (the "**Class B Common Stock**") with a par value of $0.00001 per share. **Class A Common Stock provides for voting rights while Class B Common Stock does not have voting rights.** Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges. Additionally, in 2025, the Company adopted the Ternus Inc. 2025 Stock Plan for which 20,000,000 shares of Class B Common stock have been authorized for issuance thereunder.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C-AR, (i) 50,000,000 shares of Class A Common Stock and (ii) 746,566 shares of Class B Common Stock are issued and outstanding. Additionally, 5,861,000 options/awards are issued and outstanding out of the 2025 Stock Plan and 14,139,000 shares of Class B Common Stock remain reserved for issuance under the 2025 Stock Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	50,000,000
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	746,566*
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class B Common Stock which may dilute the Security.

* Includes bonus shares.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Class A Common Stock
Shares Issuable Upon Exercise	5,861,000
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock which may dilute the Security.

Type of security	Convertible Notes*
Principal Amount Outstanding	$1,500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $15,000,000; 10% Discount.
Interest Rate	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*Issued by Ternus Technology, LLC

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt:

Type	NGP Subordinated Debt
Principal Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	15% per annum. Interest only monthly payments of $25,625.
Description of Collateral	All assets.
Maturity Date	June 30, 2026

Type	NPG Warehouse Line of Credit
Principal Amount Outstanding	$10,000,000
Interest Rate and Amortization Schedule	15% per annum. Interest-only payments due monthly. Amount will vary each month.
Description of Collateral	All assets.
Maturity Date	June 30, 2026

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$80	8,000,000*	N/A	August 15, 2023	Section 4(a)(2)
Class B Common Stock	$776,655**	746,566	Loan Funding and General Working Capital	Various dates between April 10, 2025 and January 28, 2026	Regulation CF
Convertible Notes***	$1,500,000	3	Loan Funding and General Working Capital	December 31, 2025; March 31, 2026	Section 4(a)(2)
Options to Purchase Class B Common Stock	N/A	5,861,000	N/A	Various dates between February 1, 2026 and May 15, 2026	Rule 701

*On February 24, 2025, the Company created additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All outstanding shares of Common Stock as of such date were converted into Class A Common Stock on a one share for 6.25 shares basis. As such, these shares now represent 50,000,000 shares of Class A Common Stock. Additionally, in connection with the Company's reorganization which occurred in February 2025, these shares were transferred from Tim Herriage, the CEO and Founder of the Company, to NextTern Capital, LLC, now the Company's sole stockholder, for which Tim Herriage is a member and sole Manager.

**Includes Bonus Shares.

***Issued by Ternus Technology, LLC

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NextTern Capital, LLC*	50,000,000 shares Class A Common Stock	100%

*Tim Herriage, the Company's Founder and CEO, is a member and sole Manager of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $215,000 in cash and cash equivalents, and when combined with expected operating performance, leaves the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised $776,655 in exchange for the issuance of 746,566 shares of Class B Common Stock (excluding Bonus Shares).

The Company has historically been capitalized from existing operations and by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On February 14, 2025, in connection with a reorganization of the Company, Timothy Herriage, the CEO and Founder of the Company, transferred all of the outstanding equity of the Company (8,000,000 shares of Common Stock) to NextTern Capital, LLC in exchange for a $250,000 cash payment. Timothy Herriage is a member and the sole Manager of NextTern Capital, LLC.

(b) Certain Company officers and directors purchased minority interests in Ternus Technology, LLC and own 25% of this entity. The Company owns 70% of this entity.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

June 8, 2026

TERNUS INC.



Balance Sheet (Inc. | Lending | Servicing)

As of December 31st, 2025

Assets	Consolidated
Cash	(3,355)
Escrow Holdback	826,811
Loan Receivable	19,358,523
Interest Due	-
Interest Receivable	527,145
Prepayments	199,651
Net-Zero Loan Transactions	(2,631)
Settle Up Transactions	-
Clearing Account	11,214
Other Assets	3,011,175
Due (To) / From	(1,063,899)
Short-Term Loans to Partners	-
Servicing Fees Receivable	34,035
Accounts Receivable	28,616
Due From Title	5,517
Equipment	35,813
Furniture & Fixtures	2,255
Leasehold Improvement	5,621
Total Assets	**22,976,490**

Liabilities	
Accounts Payable	577,100
Escrow Holdback Liability	5,134,168
Principal Due	-
Interest Due	-
Extension Fees Due	(4,800)
Borrower Interest Reserves	40,102
Other Liabilities	15,533
Due (To) / From - Liability	701
Accrued Expenses	10,200
Long-Term Note	2,500,000
Principal Due - Liability	6,011,262
Interest Due - Liability	32,493
Capital Fees Due	297
Short-Term Loans Payable	-
Warehouse Facilities	11,035,933
Long-Term Business Loans	200,000
Warehouse Interest Payable	(3,595)
Total Liabilities	**25,549,395**

Equity	
Contributions	5,543,237
Retained Earnings	(2,126,060)
Net Income	(5,990,081)
Total Equity	**(2,572,905)**

Total Liabilities + Equity	22,976,490

-



TERNUS

TERNUS CONSOLIDATED INCOME STATEMENT

	1/31/2025	2/28/2025	3/31/2025	4/30/2025	5/31/2025	6/30/2025	7/31/2025	8/31/2025	9/30/2025	10/31/2025	11/30/2025	12/31/2025	YTD
Revenue													
Origination Fee Income	60,136	33,371	33,762	34,071	44,027	54,027	75,533	103,649	92,550	109,768	43,991	95,278	780,163
Origination Ops Fee Income	38,966	23,655	32,381	21,196	38,924	36,754	97,527	98,104	72,956	46,843	80,816	71,754	659,874
YSP Fee Income	-	-	-	-	-	-	-	-	1,200	-	1,412	-	2,612
Extension Fee Income	4,135	4,993	-	-	2,009	-	-	-	-	51,858	17,416	2,115	82,525
Draw Fee Income	800	6,800	3,200	1,200	5,040	3,000	5,800	7,400	6,800	6,600	3,000	4,800	54,440
Late Fee Income	39	838	877	449	603	176	55	391	606	456	2,840	3,086	10,417
Servicing Fee Income	2,250	2,388	2,675	2,921	3,150	4,400	5,496	7,311	7,369	7,078	12,150	10,600	67,788
Loan Modification Fees	-	-	-	-	5,605	-	-	-	-	-	-	-	5,605
Loan Interest Income	421	2,530	7,609	8,766	4,192	1,898	4,446	18,927	35,139	71,632	94,170	119,954	369,686
Interest Spread Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	910	-	804	(4,223)	422	23	-	-	-	-	-	-	(2,065)
Total Revenue	**107,656**	**74,575**	**81,308**	**64,381**	**103,971**	**100,278**	**188,857**	**235,783**	**216,621**	**294,234**	**255,795**	**307,587**	**2,031,045**
Cost of Sales													
Ops Fee Expense	7,219	3,786	5,842	3,179	8,176	11,875	21,693	39,730	36,497	4,617	5,446	23,513	171,572
Extension Fee Expense	-	-	-	-	-	-	-	2,859	3,571	18,034	-	(1,120)	23,344
Draw Fee Expense	200	450	720	525	600	925	2,371	1,796	929	1,725	755	790	11,786
Referral Fee Expense	-	386	1,891	-	-	480	500	5,060	1,000	(780)	2,500	1,500	12,537
Warehouse Interest Expense	-	-	-	-	-	-	-	4,868	27,315	81,216	89,038	10,248	212,685
Interest Expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Fee Expense	869	729	2,757	6,132	26,046	17,670	7,186	7,581	26,501	6,047	-	703	102,223
Loan Discount Expense	-	-	-	-	11,195	-	-	2,245	-	650	-	(8,738)	5,353
Other Cost of Sales	6,311	2,399	-	-	-	3,961	2,596	225	-	20	156	4,156	19,825
Total Cost of Sales	**14,599**	**7,750**	**11,210**	**9,837**	**46,017**	**34,911**	**34,347**	**64,364**	**95,813**	**111,529**	**97,895**	**31,053**	**559,325**
Gross Profit	**93,057**	**66,825**	**70,098**	**54,544**	**57,954**	**65,367**	**154,510**	**171,419**	**120,808**	**182,705**	**157,900**	**276,534**	**1,471,720**
General and Administrative													
Personal Expense	-	-	-	-	-	-	-	-	-	-	-	-	-
Payroll - Salaries Expense	167,285	162,836	225,834	228,673	285,688	260,758	294,577	292,123	324,567	340,970	246,654	478,728	3,308,692
Payroll - Commission Expense	9,549	9,372	13,532	15,000	43,571	30,573	32,631	40,292	(2,617)	6,325	35,763	38	234,030
Payroll - Bonus Expense	-	-	1,350	1,250	16,505	1,650	15,272	3,800	11,463	(15,263)	24,308	500	60,835
Payroll - Platform Expense	271	269	2,078	3,578	3,011	5,314	7,030	6,437	708	7,646	7,843	-	44,184
Payroll Taxes	16,047	13,870	23,830	20,550	29,035	23,031	20,625	24,023	23,029	19,294	106,956	(45,569)	274,723
Contractor Expense	65,376	60,753	39,128	55,763	81,444	87,429	81,061	107,992	97,935	142,517	72,328	71,329	963,055
Employee Benefits Expense	2,938	(3,663)	11,161	7,459	15,491	9,410	17,323	16,577	17,052	36,520	35,341	32,523	198,132
Insurance Expense	20,568	-	14,648	16,655	19,642	18,464	23,158	24,906	24,522	34,127	26,037	30,626	253,353
Recruiting Fee Expense	20,838	17,526	5,851	692	3,500	4,889	8,520	16,629	17,005	3,500	3,500	3,500	105,949
Legal Expense	10,365	7,266	41,322	9,398	7,788	11,604	33,750	8,782	4,372	3,395	(21,606)	4,137	120,570
Office Expense	22,275	23,189	23,474	(4,949)	19,031	13,233	11,469	18,697	18,468	12,355	13,677	18,803	189,721
Technology Expense	9,925	32,387	14,959	19,770	10,157	30,192	40,548	35,540	48,003	62,704	72,803	32,423	409,413
Meal, Travel, Airfare Expense	23,310	8,859	40,554	8,813	8,329	51,636	51,053	39,334	31,661	3,145	16,825	10,896	294,415
Marketing Expense	63,834	52,436	49,126	52,092	15,834	98,846	44,384	46,646	32,174	23,527	19,757	47,475	546,134
Business Taxes	-	-	300	-	-	686	-	-	-	-	-	-	986
Bank Fee Expense	706	(0)	237	1,480	1,224	2,296	3,026	2,494	2,226	2,073	2,467	2,573	20,802
Merchant Account Expense	197	255	328	316	-	-	2,865	1,675	1,565	1,654	2,871	6,110	17,835
Investor Interest Expense	-	-	-	-	-	-	-	-	3,750	5,500	-	20,624	29,874
Clearing Account	-	-	-	-	(528)	(0)	(87)	0	616	92,772	167,547	43,144	303,463
Depreciation Expense	-	-	-	-	-	-	-	3,475	931	-	-	995	5,401
Other Expenses	115	-	(4,078)	19,479	6	998	1,649	2,725	1,002	179	483	-	22,557
Total Expenses	**433,598**	**385,355**	**503,633**	**456,017**	**559,728**	**651,008**	**688,855**	**692,146**	**658,432**	**782,941**	**833,555**	**758,855**	**7,404,124**
Net Income	**(340,541)**	**(318,530)**	**(433,535)**	**(401,473)**	**(501,774)**	**(585,641)**	**(534,345)**	**(520,728)**	**(537,624)**	**(600,236)**	**(675,655)**	**(482,320)**	**(5,932,404)**